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                           September 15, 2023

       Norma Chu
       Chief Executive Officer
       DDC Enterprise Ltd
       Room 1601-1602, 16/F, Hollywood Centre
       233 Hollywood Road
       Sheung Wan, Hong Kong

                                                        Re: DDC Enterprise Ltd
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form F-1
                                                            Filed September 8,
2023
                                                            File No. 333-272689

       Dear Norma Chu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No 3 to Form F-1 filed September 8, 2023

       Prospectus Summary, page 1

   1.                                                   We note your
disclosures that subsequent to June 30, 2023, you    completed two
                                                        acquisitions.
However, this appears inconsistent with your disclosures on pages 123-
                                                        124, which only discuss
that the Cook San Francisco, LLC acquisition was completed in
                                                        July 2023. Please
revise throughout to clarify this apparent discrepancy, including the
                                                           Unaudited Pro Forma
Financial Information    section on page 125. Further, refer to the
                                                        fourth graphic on the
cover page and your RMB123.6 million pro forma revenue and
                                                        26.1% gross margin
amounts, which are based on the assumptions that    four acquisitions
                                                        had taken place on 1
January 2022.    However, this appears inconsistent with your
 Norma Chu
DDC Enterprise Ltd
September 15, 2023
Page 2
         disclosure on page 2 that these amounts are based on the assumption
that    two
         acquisitions had taken place on 1 January 2023.    Please revise or
clarify your disclosure.
2. Please ensure that the information you provide in your filing is balanced. We note your disclosures on pages F-88 and F-131 that international revenues comprised 0% and 0.17%
         of your total revenue in the fiscal year ended December 31, 2022 and six months ended
         June 30, 2023, respectively. However, you discuss throughout the filing that you are
            targeting to have international sales to account for 20     30% of
total revenue in 2024 and
         around 50% in 2025.    Please revise your filing throughout to provide
your actual revenue
         stream based on geographic markets and any related uncertainties. Further, please elaborate on how you plan to significantly increase your international sales.
Non-GAAP Financial Measures, page 37

3.       We note you present non-GAAP financial measures you identify as
EBITDA,
         LBITDA and Adjusted net loss. Please address the following:
             Please note that EBITDA already represents net income or loss before interest, taxes, depreciation and amortization. In order to avoid further confusion regarding the definition of EBITDA, please remove your reference to LBITDA here
and
            throughout the filing;
             Tell us how you determined it was appropriate to include allowance for other current assets and allowance of accounts receivable in your determination of Adjusted net loss. Tell us and clarify how you determined your non-GAAP financial measures comply with Question 100.01 of the Division of Corporation Finance s Compliance
            & Disclosure Interpretations on Non-GAAP Financial Measures; and
             We note your non-GAAP performance measure of Adjusted net loss adds back historical tax expenses/(benefits) and does not include an adjustment for the tax impact of all the other non-GAAP adjustments. Please be advised non-GAAP
            Adjusted Net Income/(Loss) measures are required to reflect current and deferred tax expenses commensurate with the non-GAAP measure of profitability. Please explain to us why you believe the non-GAAP performance measure you present is
            appropriate. Please specifically address how you considered the guidance
            in Question 102.11 Division of Corporation Finance   s Compliance &
Disclosure
            Interpretations on Non-GAAP Financial Measures.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Contractual Obligations, page 122

4. We note that you revised this table to present your contractual obligations in less than six
FirstName LastNameNorma Chu
       months and in the year ending 2024 and 2025. Please revise these columns to present
Comapany
       yourNameDDC     Enterprise
            cash requirements  for Ltd
                                   the short-term (i.e., the next 12 months
from June 30, 2023).
       Refer to Item 5.B.
September 15, 2023 Page 2 of Form  20-F.
FirstName LastName
 Norma Chu
FirstName LastNameNorma   Chu
DDC Enterprise Ltd
Comapany 15,
September NameDDC
              2023 Enterprise Ltd
September
Page 3    15, 2023 Page 3
FirstName LastName
Related Party Transactions, page 175

5. Please update this section to reflect the information as of the date of the document. Refer to Item 7.B. of Form 20-F.
       You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Lawrence Venick